SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2nd, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press Release dated July 20, 2004 re. France Telecom’s unaudited consolidated statements for the six months ended June 30, 2004 and 2003 at the year ended December 31, 2003

FRANCE TELECOM

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004 and 2003,

Year ended December 31, 2003

(blank)

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Consolidated statements of income for the six months ended June 30, 2004, for the year ended December 31, 2003 and for the six months ended June 30, 2003	4

Consolidated balance sheets at June 30, 2004, December 31, 2003 and June 30, 2003	5

Consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2004 and the year ended December 31, 2003	6

Consolidated statements of cash flows for the six months ended June 30, 2004, for the year ended December 31, 2003 and for the six months ended June 30, 2003	7

Notes to the consolidated financial statements

Note 1 – Summary of significant accounting policies	8

Note 2 – Main acquisitions, divestitures and changes in the scope of consolidation	9

Note 3 – Segment information	11

Note 4 – Operating expenses	16

Note 5 – Other non-operating income (expense), net	17

Note 6 – Income taxes	18

Note 7 – Goodwill relating to consolidated subsidiaries	20

Note 8 – Gross borrowings, cash and cash equivalents and marketable securities	22

Note 9 – Provisions and other liabilities	27

Note 10 – Minority interests	30

Note 11 – Share capital	30

Note 12 – Contractual obligations and off-balance sheet commitments	33

Note 13 – Litigation and claims	37

Note 14 – Subsequent events	42

FRANCE TELECOM

CONSOLIDATED STATEMENT OF INCOME

(Amounts in millions of euros, except earnings per share information)

		Half-year ended June 30,		Year ended December 31, 2003
	Note	2004	2003
Sales of services and products		23,182	22,852	46,121

Cost of services and products sold (excluding items shown separately below)		(8,473)	(8,619)	(17,223)
Selling, general and administrative expenses		(5,581)	(5,508)	(11,117)
Research and development expenses		(260)	(240)	(478)

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan		8,868	8,485	17,303

Depreciation and amortization (excluding goodwill)		(3,595)	(3,751)	(7,538)
Amortization of actuarial adjustments in the early retirement plan	1	—	(89)	(211)

Operating income		5,273	4,645	9,554

Interest expenses, net (excluding perpetual bonds redeemable for shares - TDIRA)	8	(1,609)	(2,052)	(3,688)
Interest expense on TDIRA		(153)	(140)	(277)
Foreign exchange gain (loss), net		(87)	(83)	(25)
Discounting of early retirement plan		(74)	(100)	(199)

Current income (loss) from integrated companies		3,350	2,270	5,365

Other non-operating income (expense), net	5	233	(370)	(1,119)
Income taxes	6	(769)	3,231	2,591
Employee profit-sharing		(104)	(75)	(127)

Net income (loss) from integrated companies		2,710	5,056	6,710

Equity in net income (loss) of affiliates		5	(111)	(168)
Goodwill amortization	7	(894)	(850)	(1,677)
Exceptional goodwill amortization	7	(519)	(1,041)	(1,137)

Net income (loss) of the consolidated group		1,302	3,054	3,728

Minority interest	10	(194)	(532)	(522)

Net income (loss)		1,108	2,522	3,206

Earnings per share (in euros)
Earnings per share

- basic		0.46	1.51	1.64

- diluted		0.45	1.44	1.60

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

		At June 30, 2004	At December 31, 2003	At June 30, 2003
ASSETS
Goodwill, net	7	28,315	25,838	24,355
Other intangible assets, net		17,016	16,554	17,230
Property, plant and equipment, net		29,621	30,635	32,227
Investments accounted for under the equity method		211	205	1,801
Non-consolidated investments, net		1,003	1,045	1,335
Other long-term assets, net	1	1,456	3,171	2,782
Deferred income taxes, net	6	7,980	7,927	6,577

Total long-term assets		85,602	85,375	86,307

Inventories, net		493	516	482
Trade accounts receivable, less provisions (1,528 at June 30, 2004, 1,325 at December 31, 2003 and 1,581 at June 30, 2003)	1	7,018	3,819	5,210
Deferred income taxes, net	6	1,193	1,429	1,168
Prepaid expenses and other current assets		3,522	3,470	3,548
Marketable securities	8	376	1,874	2,808
Cash and cash equivalents	8	2,951	3,350	6,760

Total current assets		15,553	14,458	19,976

TOTAL ASSETS		101,155	99,833	106,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital		9,868	9,609	8,897
Additional paid in capital		12,685	15,333	12,378
Retained earnings (accumulated deficits carried forward)		(3,036)	(9,239)	(3,382)
Net income (loss) for the period		1,108	3,206	2,522
Foreign currency translation adjustment		(5,297)	(6,883)	(6,098)
Treasury shares				(9,665)

Shareholders’ equity	11	15,328	12,026	4,652

Minority interests	10	4,188	5,966	9,630

Non-refundable funds and equivalents		5,279	5,279	6,073

Bonds	8	35,720	36,356	38,266
Other long- and medium-term debt, less current portion	8	6,685	2,408	5,457
Other long-term liabilities	9	4,768	5,986	8,061

Total long-term liabilities		47,173	44,750	51,784

Current portion of long- and medium-term debt	8	4,496	9,057	12,513
Bank overdrafts and other short-term borrowings	8	4,385	1,570	2,661
Trade accounts payable		6,841	7,368	7,410
Accrued expenses and other payables	9	6,869	9,040	6,876
Other current liabilities	9	3,112	1,378	1,408
Deferred income taxes, net	6	295	234	178
Deferred income		3,189	3,165	3,098

Total current liabilities		29,187	31,812	34,144

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		101,155	99,833	106,283

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros, except per share data)

	Number of shares issued	Share Capital	Additional paid-in capital	Retained earnings	Foreign curr. translation adjustment	Treasury shares	Total
Balance at December 31, 2002	1,190,158,724	4,761	24,750	(26,170)	(3,315)	(9,977)	(9,951)

Net income for the year 2003				3,206			3,206
Capital increase (FT Ambition Plan)	1,037,205,725	4,149	10,691				14,840
Employee share issue	7,350,628	29	58				87
Capital reduction through cancellation of treasury shares held	(3,000,000)	(12)	(300)			312	0
Capital increase further to public tender offer for Orange shares	170,600,523	682	2,910				3,592
FT treasury shares transferred to Orange shareholders as payment for Orange shares						9,665	9,665
Impact of the loss on the exchange of shares on the Orange public tender offer				(7,638)			(7,638)
Tax impact on the loss on the exchange of shares on the Orange public tender offer				1,963			1,963
Capital increase on bond conversions	1,228	0	0				0
Allocation of France Telecom SA’s statutory earnings			(22,776)	22,776			0
Translation adjustment					(3,614)		(3,614)
Other movements				(170)	46		(124)

Balance at December 31, 2003	2,402,316,828	9,609	15,333	(6,033)	(6,883)	0	12,026

Net income for the first six months of 2004				1,108			1,108
Allocation of France Telecom SA’s statutory earnings			(3,116)	3,116			0
Capital increase on bond conversions	1,145						0
Capital increase further to the simplified mixed public tender and exchange offer for Wanadoo shares (note 2)	64,796,795	259	1,085				1,344
Translation adjustment					1,847		1,847
Distribution (note 11)			(617)				(617)
Effect of changes in accounting methodes for the early retirement plan, net of income taxes (note 1)				(323)			(323)
Effect of consolidation of Tele Invest and Tele Invest II (note 1)				203	(269)		(66)
Effect of consolidation of vehicles used for accounts receivable securitization programs (note 1)				11			11
Other movements				(10)	8		(2)

Balance at June 30, 2004	2,467,114,768	9,868	12,685	(1,928)	(5,297)	0	15,328

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)

		Half-year ended June 30, 2004	Year ended December 31, 2003	Half-year ended June 30, 2003
OPERATING ACTIVITIES
Net income (loss)		1,108	3,206	2,522

Adjustments to reconcile net income (loss) to funds generated from operations
Depreciation and amortization of property, plant and equipment, intangible assets and goodwill	7	5,008	10,352	5,642
Net loss (gain) on sales of real estate		—	(31)	—
Net loss (gain) on sales of tangible and intangible assets		(22)	(46)	(52)
Net loss (gain) on sales of other assets	2	(73)	(309)	(63)
Change in other provisions	9	(784)	(399)	(182)
Undistributed earnings of affiliates		(5)	169	112
Deferred income taxes	6	358	(2,941)	(3,440)
Interest expense on TDIRA		153	253	140
Minority interests	10	194	522	532
Unrealized exchange rate loss (gain)		184	(710)	(678)
Other non-monetary items		0	14	1
Change in working capital (trade)
Decrease (increase) in inventories, net		32	131	182
Decrease (increase) in trade accounts receivable		90	1,470	383
Increase (decrease) in trade accounts payable		(315)	(323)	(620)
Change in working capital (non-trade)
Net impact of sales of commercial receivables	1	—	(222)	(67)
Decrease (increase) in other receivables		52	300	(209)
Increase (decrease) in accrued expenses and other payables		(20)	(114)	271

Net cash provided by operating activities		5,960	11,322	4,474

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors (1)		(2,573)	(5,102)	(2,758)
Proceeds from sale of real estate			419	419
Proceeds from sales of property, plant and equipment and intangible assets		42	178	73
Purchase of Wanadoo shares (cash portion of SMPTEO *)	2	(1,818)	—	—
Purchase of Orange shares (compulsory purchase)	2	(458)	—	—
Cash paid for investment securities and acquired businesses, net of cash acquired		(7)	(202)	(21)
Investments in affiliates		—	(35)	(35)
Net impact of the sale of Wind shares		—	1,537	—
Net impact of the sale of Caserna shares		—	498	498
Sale of Eutelsat and investment in BlueBirds		—	373	373
Proceeds on the sale of Sprint PCS shares		—	286	286
Proceeds from sales of investment securities and businesses, net of cash transferred		19	352	42
Decrease (increase) in marketable securities and other long-term assets		1,455	(2,041)	(2,884)

Net cash used in investing activities		(3,340)	(3,737)	(4,007)

FINANCING ACTIVITIES
Issuance of long-term debt	8	4,977	7,398	6,778
Repayment of long-term debt	8	(8,581)	(18,100)	(9,549)
Increase (decrease) in bank overdrafts and short-term borrowings	8	1,240	(9,079)	(7,725)
Net change in cash collateral	8	(14)	(551)	(736)
Non-refundable funds and equivalents		—	(794)	—
UMTS vendor financing		—	(531)	9
Capital increase	11	—	14,894	14,852
Minority shareholders’ contributions		32	14	4
Dividends paid to minority shareholders		(95)	(119)	(52)
Dividends paid	11	(617)	—	—

Net cash provided by (used in) financing activities		(3,058)	(6,868)	3,581

Net increase (decrease) in cash and cash equivalents		(438)	717	4,048
Effect of changes in exchange rates on cash and cash equivalents		39	(186)	(107)
Cash and cash equivalents at beginning of period		3,350	2,819	2,819

Cash and cash equivalents at end of period		2,951	3,350	6,760

*	Simplified Mixed Public Tender and Exchange Offer

Supplementary disclosures
(1) Increase (decrease) in fixed assets vendors	(509)	(16)	(596)

Cash paid during the period for:
. Interest	(1,805)	(3,739)	(2,019)
. Income taxes	(168)	(325)	(226)
- Interest on perpetual bonds redeemable in shares (TDIRA)	—	(24)	—

The accompanying notes are an integral part of the consolidated financial statements

The interim consolidated financial statements as of June 30, 2004 were presented to the Board of Directors on July 26, 2004. The notes to the interim consolidated financial statements should be read as a complement to the notes to the consolidated financial statements for the year ended December 31, 2003.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with generally accepted accounting principles in France according to Rule 99-02 of the Comité de la Réglementation Comptable (CRC) and in accordance with the recommendations of the Conseil National de la Comptabilité (CNC) relating to interim financial statements. The consolidated financial statements as of June 30, 2004 reflect the effects of new accounting pronouncements that are applicable from January 1, 2004, which are presented hereafter.

Rule CRC 04-03 dated May 4, 2004

The Financial Security Law (“Loi de Sécurité Financière”) of August 1, 2003 includes an accounting stipulation that eliminates the requirement to own shares in an entity to consolidate it when the entity is controlled. This stipulation, which was effective from January 1, 2004, resulted in a modification to Rule CRC 99-02 by issuance of Rule CRC 04-03 dated May 4, 2004 and caused France Telecom to fully consolidate, as of January 1, 2004, Tele Invest and Tele Invest II, entities owned by Kulczyk Holding that acquired shares in TP SA (see note 12), and the vehicles used in the context of accounts receivable securitization programs.

The first application of this rule to Tele Invest and Tele Invest II as of January 1, 2004 resulted in a reduction of minority interests of €519 million (see note 10), which corresponds to the 13.57% interest of the entities in the capital of TP SA, an increase in goodwill, net of amortization, of €699 million (see note 7), a reduction of shareholders’ equity of €66 million (see note 11) and an increase in gross borrowings of the group of €2,155 million (see note 8). For the first half of 2004, the consolidation of these entities also resulted in a charge for goodwill amortization of €21 million, interest expense of €57 million and an absence of movement in the provision for risk previously recognized (€870 million as of December 31, 2003) and which was reversed directly through equity as of January 1, 2004. This consolidation had no effect on the subtotals in the interim consolidated statement of cash flows.

The first application of this rule to the Group’s securitization program as of January 1, 2004 resulted in (i) on the assets side, the re-recognition of the receivables sold, by an increase in “Trade accounts receivable, less allowances” of €3,180 million and a decrease in “Other long-term assets, net” of €1,722 million corresponding to the net residual interests and (ii) on the liabilities side, an increase of €1,463 million in “Other short-term borrowings” (see notes 2 and 8) and an increase in shareholders’ equity of €11 million. For the first half of 2004, the consolidation of these entities also resulted in interest expense of €25 million and a corresponding reduction in gain (loss) on sales of receivables. This consolidation had no effect on the subtotals in the interim consolidated statement of cash flows.

The amount of net receivables sold was €2,900 million as of June 30, 2004 (€3,180 million as of December 31, 2003) and net residual interests amounted to €1,515 million as of June 30, 2004 (€1,722 million as of December 31, 2003).

Recommendation No. R-03-01 dated April 1, 2003 from the CNC relating to the rules for accounting for and the measurement of pension obligations and similar benefits

This recommendation, applicable from January 1, 2004, specifies rules relating to the accounting and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for termination of employment and the related social charges and tax contributions. France Telecom applied the accounting and measurement guidance of this recommendation to its pension obligations and similar benefits as of January 1, 2004.

The application of this recommendation resulted in a decrease in shareholders’ equity, net of income taxes, of €323 million, out of which €301 million relates to early retirement indemnities for civil servants re-qualified as “End of Contract Indemnities” and €22 million relates to early retirement indemnities for contractual employees re-qualified as “End of Contract Indemnities.” These benefits were previously treated as pension obligations.

Law No. 2004-391 dated May 4, 2004 relating to the professional training establishing “le Droit Individuel de Formation” (DIF)

No provision has been recorded as of June 30, 2004 in connection with this right pending the position of the Comité d’Urgence with respect to how this new right should be taken into consideration in the future.

NOTE 2 – MAIN ACQUISITIONS, DIVESTITURES AND CHANGES IN THE SCOPE OF CONSOLIDATION

The main transactions occurring during the first six months of 2004 are the following:

Main acquisitions

Acquisition of shares of Wanadoo SA through public offers

•	On May 3, 2004, in accordance with its simplified mixed public tender and exchange offer (offre publique mixte), France Telecom acquired 370,267,396 additional shares of Wanadoo, thereby increasing its ownership in Wanadoo to 1,426,228,769 shares representing 95.94% of the outstanding shares of Wanadoo. The former shareholders of Wanadoo were remunerated by the issuance of 64,796,795 new shares of France Telecom (see note 11) as consideration representing a cost of acquisition of €1,344 million (based on a share price of France Telecom of €20.75 per share on April 28, 2004, the date on which the Avis of the Conseil des Marchés Financiers (CMF) was published thereby closing the offer) and €1,818 million in cash, including €13 million for transaction-related expenses (before income taxes).

The goodwill recognized in relation to the additional 24.91% of Wanadoo SA shares acquired by France Telecom amounted to €1,899 million and is being amortized over 20 years.

•	On June 29, 2004, France Telecom filed a draft public tender offer followed by a compulsory purchase (offre publique de retrait suivie d’un retrait obligatoire) related to outstanding Wanadoo shares at a price of €8.86 per share (dividend attached) (see note 14).

Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeals to reject the claims of certain minority shareholders, France Telecom finalized the compulsory purchase (retrait obligatoire) of the minority shareholders in Orange on April 23, 2004 in accordance with the conditions initially anticipated. The number of Orange shares definitively acquired by France Telecom through the compulsory purchase (retrait obligatoire) and liquidity contract through June 30, 2004 was 49,737,733 (for a consideration of €458 million), increasing France Telecom’s ownership in Orange to 100%.

As of June 30, 2004, the goodwill recognized in relation to the additional 0.98% of Orange shares acquired by France Telecom amounted to €210 million and is being amortized over 20 years.

As indicated in Avis No. 2002-1120 issued by Euronext Paris S.A., the Orange shares were de-listed from the Premier Marché of Euronext Paris S.A. on April 6, 2004 as well as from the London Stock Exchange on April 23, 2004.

Divestitures

On June 15, 2004, France Telecom sold its 27% interest (unconsolidated) in Suez-Lyonnaise Télécom (Noos) to Suez for one euro. The value of France Telecom’s investment in Suez-Lyonnaise Télécom (Noos) reflected in the consolidated financial statements was zero as of December 31, 2003. France Telecom did not give any guarantees in connection with the divestiture.

Changes in the scope of consolidation (see note 1)

The principal changes in the scope of consolidation relate to the application of Rule CRC 04-03 dated May 4, 2004 and are described in note 1.

NOTE 3 – SEGMENT INFORMATION

In order to reflect the structure of its operations by its various activities and subsidiaries, France Telecom has defined the following six business segments: “Orange,” “Wanadoo,” “Fixed Line, Distribution, Networks, Large Customers and Operators,” “Equant,” “TP Group” and “Other International.”

France Telecom’s business segments develop in line with changes in its activities and organization.

Analysis by segment

The table below sets out the main operating indicators per segment for the each of the six-month periods ended June 30, 2004 and 2003 and the year ended December 31, 2003.

(in millions of euros, except for employees)	Orange		Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant (5)	TP Group (5)	Other International	Eliminations and Other Items	Total France Telecom
At June 30, 2004
Total sales	9,536	(2)	1,360	10,799	1,168	1,944	676	(2,301)	23,182

Of which Orange network sales (3)	8,836

Operating income/(loss) before depreciation and amortization (REAA) (4)	3,683		126	3,895	48	870	214	32	8,868
Depreciation and amortization	(1,272)		(32)	(1,507)	(191)	(442)	(103)	(48)	(3,595)
Amortization of actuarial adjustments in the early retirement plan (6)

Operating income/(loss)	2,411		94	2,388	(143)	428	111	(16)	5,273

Purchases of tangible and intangible fixed assets
- UMTS and GSM licenses	5		—	—	—	—	—	—	5
- excluding UMTS and GSM licenses	952		31	647	90	259	80	—	2,059
- financed through capital leases	1		—	—	—	—	—	—	1

Total acquisitions	958		31	647	90	259	80	—	2,065

Average number of employees (1)	31,227		6,384	114,855	9,480	37,682	7,807	—	207,435

At June 30, 2003
Total sales	8,615	(2)	1,227	10,916	1,341	2,123	854	(2,224)	22,852

Of which Orange network sales (3)	7,926

Operating income/(loss) before depreciation and amortization (REAA) (4)	3,268		109	3,687	144	956	292	29	8,485
Depreciation and amortization	(1,182)		(49)	(1,559)	(229)	(501)	(159)	(72)	(3,751)
Amortization of actuarial adjustments in the early retirement plan	—		—	(89)	—	—	—	—	(89)

Operating income/(loss)	2,086		60	2,039	(85)	455	133	(43)	4,645

Purchases of tangible and intangible fixed assets
- UMTS and GSM licenses	—		—	—	—	—	—	—	—
- excluding UMTS and GSM licenses	926		37	626	137	349	97	(10)	2,162
- financed through capital leases	—		—	—	—	1	—	—	1

Total acquisitions	926		37	626	137	350	97	(10)	2,163

Average number of employees (1)	30,593		6,627	121,868	9,915	44,480	12,109	—	225,592

(1)	Average full-time equivalents.
(2)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income before depreciation and amortization represents operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting policies.
(6)	See note 1.

(in millions of euros, except for employees)	Orange		Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant (5)	TP Group (5)	Other International	Eliminations and Other Items	Total France Telecom
At December 31, 2003
Total sales	17,941	(2)	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Of which Orange network sales (3)	16,394

Operating income/(loss) before depreciation and amortization (REAA) (4)	6,578		347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)		(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan	—		—	(211)	—	—	—	—	(211)

Operating income/(loss)	4,265		250	4,066	(168)	890	314	(63)	9,554

Purchases of tangible and intangible fixed assets
- UMTS and GSM licenses
- excluding UMTS and GSM licenses	2,362		76	1,356	248	884	183	(23)	5,086
- financed through capital leases	—		—	—	—	—	—	—	—

Total acquisitions	2,362		76	1,356	248	884	183	(23)	5,086

Average number of employees (1)	30,722		6,568	120,037	9,872	43,451	11,007	—	221,657

(1)	Average full-time equivalents.
(2)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income before depreciation and amortization represents operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting policies.
(6)	See note 1.

Components of the Orange segment

Orange operates in the mobile phone sector in three principal components: “Orange France,” “Orange UK” and “Orange Rest of the World”:

•	“Orange France” includes mobile telephony within mainland France, the French West Indies and La Réunion.

•	“Orange United Kingdom” includes mobile telephony within the United Kingdom.

•	“Orange Rest of World” includes mobile telephony in all the other European and international subsidiaries.

•	Shared Group Functions include all the activities related to the development of group-wide wirefree services, Group overheads and other common expenses.

The main operating indicators for each component during each of the periods presented are as follows:

(in millions of euros, except for employees)	Orange France	Orange UK	Orange Rest of the World	Orange Shared Group Functions	Eliminations and Other Items	Total Orange
At June 30, 2004
Total sales (1)	4,139	3,049	2,430	—	(82)	9,536

Of which network sales (2)	3,916	2,786	2,211	—	(77)	8,836

Operating income/(loss) before depreciation and amortization (REAA) (3)	1,979	975	918	(189)	—	3,683
Depreciation and amortization	(375)	(488)	(399)	(10)	—	(1,272)
Operating income/(loss)	1,604	487	519	(199)	—	2,411

Purchases of tangible and intangible assets (excluding licenses and capital leases)	395	307	243	7		952

Average number of employees (4)	7,519	11,969	11,009	730	—	31,227

(1)      Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.

(2)      Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(3)      Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.

(4)      Average full-time equivalents.

At June 30, 2003
Total sales (1)	3,806	2,852	2,043	—	(86)	8,615

Of which network sales (2)	3,542	2,590	1,851	—	(57)	7,926

Operating income/(loss) before depreciation and amortization (REAA) (3)	1,735	1,008	680	(155)		3,268
Depreciation and amortization	(347)	(402)	(417)	(16)		(1,182)
Operating income/(loss)	1,388	606	263	(171)		2,086

Purchases of tangible and intangible assets (excluding licenses and capital leases)	291	361	247	27		926

Average number of employees (4)	7,679	11,298	10,785	831		30,593

(1)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.
(2)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(3)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.
(4)	Average full-time equivalents.

At December 31, 2003
Total sales (1)	7,983	5,819	4,315	—	(176)	17,941

Of which network sales (2)	7,371	5,221	3,929	—	(127)	16,394

Operating income/(loss) before depreciation and amortization (REAA) (3)	3,450	1,972	1,479	(323)		6,578
Depreciation and amortization	(702)	(734)	(845)	(32)		(2,313)
Operating income/(loss)	2,748	1,238	634	(355)		4,265

Purchases of tangible and intangible assets (excluding licenses and capital leases)	851	754	719	38		2,362

Average number of employees (4)	7,619	11,382	10,923	798		30,722

(1)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.
(2)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(3)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.
(4)	Average full-time equivalents.

Components of the Wanadoo segment

Wanadoo operates, through its subsidiaries in France and Europe, in two principal components: “Wanadoo Access, Portals and e-Merchant” and “Wanadoo Directories”:

•	“Wanadoo Access, Portals and e-Merchant” includes Wanadoo’s Internet Access, Portals and e-Merchant activities.

•	“Wanadoo Directories” includes Wanadoo’s print and electronic Directories activities, which are carried out principally through PagesJaunes.

The main operating indicators for each component during each of the periods presented are as follows:

(in millions of euros, except for employees)	Wanadoo Access, Portals and e- Merchant	Wanadoo Directories	Wanadoo Other	Total Wanadoo
At June 30, 2004
Total sales	929	435	(4)	1,360

Operating income/(loss) before depreciation and amortization (REAA) (1)	(2)	163	(35)	126
Depreciation and amortization	(27)	(5)	(0)	(32)
Operating income/(loss)	(29)	158	(35)	94

Purchases of tangible and intangible assets (excluding licenses and capital leases)	27	3	1	31

Average number of employees (2)	2,077	4,171	136	6,384

(1)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.
(2)	Average full-time equivalents.

At June 30, 2003
Total sales	810	422	(5)	1,227

Operating income/(loss) before depreciation and amortization (REAA) (1)	(25)	148	(14)	109
Depreciation and amortization	(42)	(6)	(1)	(49)
Operating income/(loss)	(67)	142	(15)	60

Purchases of tangible and intangible assets (excluding licenses and capital leases)	31	5	1	37

Average number of employees (2)	2,233	4,240	154	6,627

(1) Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets. (2) Average full-time equivalents.
At December 31, 2003
Total sales	1,708	918	(9)	2,617

Operating income/(loss) before depreciation and amortization (REAA) (1)	45	335	(33)	347
Depreciation and amortization	(83)	(13)	(1)	(97)
Operating income/(loss)	(38)	322	(34)	250

Purchases of tangible and intangible assets (excluding licenses and capital leases)	64	11	1	76

Average number of employees (2)	2,161	4,268	139	6,568

(1)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.
(2)	Average full-time equivalents.

Geographical breakdown

	Period ended
(in millions of euros)	June 30, 2004	June 30, 2003	December 31, 2003
Contribution to consolidated sales	23,182	22,852	46,121
France	13,664	13,349	27,060
United Kingdom	3,181	2,966	6,045
Poland	1,939	2,121	4,158
Others (6)	4,398	4,417	8,858

Tangible and intangible assets (1)	46,637	49,457	47,189
France (2)	15,971	17,300	16,735
United Kingdom (3)	16,263	16,011	15,715
Poland (4)	7,253	7,545	7,173
Others (5)(6)	7,151	8,602	7,566

(1)	Excluding goodwill.
(2)	Including the UMTS license (€620 million), which is being amortized since April 1, 2004 (amortization expense for the six-month period ended June 30, 2004 amounted to €9 million) as well as all shared network structures, notably the European backbone.
(3)	Including €5,993 million for the UMTS license at June 30, 2004, which is being amortized since March 1, 2004. Changes in value of these licenses are due to currency movements as well as amortization expense amounting to €114 million for the six-month period ended June 30, 2004.
(4)	Including €361 million for the UMTS license at June 30, 2004. Changes in value of these licenses are due principally to currency movements.
(5)	Including €569 million for the UMTS licenses at June 30, 2004. Changes in value of these licenses are due principally to currency movements.
(6)	Includes all companies of the Equant Group.

NOTE 4 – OPERATING EXPENSES

Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan, which are included in “Costs of services and products sold,” “Selling, general and administrative expenses” and “Research and development expenses,” can be analyzed as follows by principal type of expense:

	Period ended
(in millions of euros)	June 30, 2004	June 30, 2003	December 31, 2003
Personnel costs	4,540	4,810	9,239
Other operating expenses	9,774	9,557	19,579

Total operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan	14,314	14,367	28,818

Of which:
- costs of services and products sold	8,473	8,619	17,223
- selling, general and administrative expenses	5,581	5,508	11,117
- research and development expenses	260	240	478

Personnel costs break down as follows:

	Period ended
(in millions of euros except number of employees)	June 30, 2004	June 30, 2003	December 31, 2003
Average number of employees (1) (full time equivalents)	207,435	225,592	221,657

- Wages and salaries	3,447	3,662	6,986
- Social charges	1,232	1,249	2,471

Total personnel expenditure	4,679	4,911	9,457

- Capitalized personnel costs (2)	(225)	(202)	(408)
- Payroll taxes and other	86	101	190

Total personnel costs	4,540	4,810	9,239

(1)	Of whom approximately 43.4% were civil servants at June 30, 2004 (43.4% at December 31, 2003 and 43.8% at June 30, 2003).
(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by France Telecom.

NOTE 5 – OTHER NON-OPERATING INCOME (EXPENSE), NET

		Period ended
(in millions of euros)	Note	June 30, 2004	June 30, 2003	December 31, 2003
Perpetual bonds redeemable for France Telecom shares (TDIRA)		—	—	(431)
Noos		—	—	(125)
Wind		—	270	270
Orange restructuring provisions and costs		(5)	(109)	(129)
Other restructuring provisions and costs		(34)	(104)	(176)
Commitment signed with Kulczyk Holding to buy TP SA shares De Kulczyk Holding	1 and 12	—	(256)	(299)
Wanadoo vouchers (1)		(49)	—	—
Other provision movements (2)		270	(81)	(186)
Disposal gains or losses (3)		65	92	333
Dilution impact		8	1	1
Cost of receivables sales	1	—	(48)	(104)
Loss on bond buybacks		(27)	(97)	(141)
Equalization payments on termination of interest rate swaps and collars		—	—	(58)
Dividends received		10	5	14
Other		(5)	(43)	(88)

Total		233	(370)	(1,119)

(1)	Including a provision recognized related to Wanadoo vouchers granted to the historical shareholders of Wanadoo who had held their shares since the initial public offering of Wanadoo for an amount of €41 million. In addition, a net charge amounting to €8 million was recorded during the period upon the exercise of vouchers.
(2)	As of June 30, 2004, “Other provision movements” consist principally of reversals of provisions amounting to €121 million related to MobilCom (see note 9), €95 million related to UNI2, €62 million following the payment related to Equant’s CVRs (see note 9) and €61 million related to Telinvest.
(3)	As of June 30, 2004, “Disposal gains or losses” consist principally of €50 million related to the sale of the last tranche of shares held in Pramindo Ikat (not consolidated).

NOTE 6 – INCOME TAXES

Income tax benefit (charge)

The income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

	Period ended
(in millions of euros)	June 30, 2004	June 30, 2003	December 31, 2003
- Current income taxes	0	0	0
- Deferred income taxes	401	1,100	1,100
France Telecom SA tax group	401	1,100	1 100

- Current income taxes	0	0	0
- Deferred income taxes	(479)	2,192	1,861
Orange SA tax group	(479)	2,192	1,861

- Current income taxes	0	(1)	(18)
- Deferred income taxes	(304)	318	231
Wanadoo SA tax group	(304)	317	213

- Current income taxes	0	—	—
- Deferred income taxes	(382)	—	—
FTSA consolidated tax group (2004 scope of consolidation) (see below)	(382)	—	—

- Current income taxes	(114)	0	0
- Deferred income taxes	(20)	(170)	(293)
Orange UK Group	(134)	(170)	(293)

- Current income taxes	(55)	(113)	(137)
- Deferred income taxes	13	41	(7)
TP Group	(42)	(72)	(144)

- Current income taxes	(61)	(8)	(8)
- Deferred income taxes	2	(14)	(14)
Other French subsidiaries	(59)	(22)	(22)

- Current income taxes	(201)	(87)	(187)
- Deferred income taxes	49	(27)	63
Other foreign subsidiaries	(152)	(114)	(124)

Total income tax benefit (charge)	(769)	3,231	2,591
Of which:
- Current income taxes	(431)	(209)	(350)
- Deferred income taxes	(338)	3,440	2,941

(1)	Since January 2004, PagesJaunes is no longer included in the France Telecom SA consolidated tax group as a result of the initial public offering of PagesJaunes (see note 14).

As of June 30, 2004, the France Telecom SA consolidated tax group is composed of the following entities:

•	Orange SA and its French subsidiaries, which had their own consolidated tax group before the public exchange offer. Since France Telecom SA now owns more than 95% of these companies, they were included in the France Telecom consolidated tax group

•	subsidiaries belonging to the Wanadoo SA consolidated tax group (excluding PagesJaunes and its French subsidiaries), since the merger of France Telecom SA and Wanadoo SA, subject to their shareholders’ meeting, will be retroactive as of January 1, 2004. Deferred tax assets related to tax loss carry forwards of Wanadoo SA generated before the merger date and unavailable for use by the new tax consolidation group have been provided for as of June 30, 2004 for a total of €309 million.

The deferred income tax charge for the France Telecom consolidated tax group is composed of:

•	the utilization of Orange France tax loss carry forwards for (€514 million),

•	a provision for depreciation of the Wanadoo SA and Wanadoo France tax loss carry forwards for (€309 million),

•	the release of provisions for depreciation and discounting for €765 million and changes during the period of (€324 million).

The discount rate used to determine the provision to discount deferred tax assets is 4.5% (as opposed to 5.5%, which was used previously). The impact of this modification for the new consolidated tax group as of June 30, 2004 is €261 million.

France Telecom and its principal French subsidiaries underwent a tax audit for the years 1998 and 1999; the audit has now been completed, and reassessments relate primarily to timing differences in the taxable amounts. Affected subsidiaries have communicated their comments to the French tax authorities. As it relates to the consolidated tax group, France Telecom filed an official objection (réclamation contentieuse) with the tax authorities on July 15, 2004. France Telecom has contested €97 million of reassessments and paid €217 million for reassessments that they have accepted.

NOTE 7 – GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from fully or proportionally consolidated subsidiaries are as follows:

	June 30, 2004			December 31, 2003	June 30, 2003
(in millions of euros)	Cost (1)	Accumulated amortization	Net book value	Net book value	Net book value
Orange	27,851	(5,919)	21,932	21,475	19,592

Orange PCS	21,240	(4,075)	17,165	16,841	17,637
Orange Communications SA (Switzerland)	2,496	(1,229)	1,267	1,277	1,318
Orange SA	3,410	(148)	3,262	3,134	390
Other Orange	705	(467)	238	223	247

Equant	5,123	(5,123)	0	514	585

Wanadoo	5,248	(1,644)	3,604	1,771	1,993

Wanadoo SA	1,934	(50)	1,884	—	—
Wanadoo UK	1,797	(735)	1,062	1,041	1,089
QDQ Media (formerly Indice Multimedia)	358	(290)	68	70	171
Wanadoo España	581	(269)	312	350	391
Pages Jaunes	319	(96)	223	232	239
Other Wanadoo	259	(204)	55	78	103

TP Group (2)	3,053	(561)	2,492	1,773	1,917

JTC	340	(216)	124	130	135
Mauritius	158	(158)	0	0	0
Other	637	(474)	163	175	133

Total	42,410	(14,095)	28,315	25,838	24,355

(1)	Goodwill in foreign currencies is converted at the period-end exchange rate.
(2)	Including €829 million at cost and €130 million of accumulated amortization from the date of acquisition to December 31, 2003 related to the consolidation as of January 1, 2004 of Tele Invest and Tele Invest II (see notes 1 and 2).

Movements in the net book value of goodwill are as follows:

(in millions of euros)	June 30, 2004	December 31, 2003	June 30, 2003
Opening balance	25,838	27,675	27,675
Acquisitions (1)	2,138	2,893	11
Divestitures	—	(55)	(36)
Amortization	(892)	(1,643)	(818)
Exceptional amortization	(519)	(850)	(754)
Translation adjustment	1,050	(2,172)	(1,713)
Reclassifications and other (2)	700	(10)	(10)

Closing balance	28,315	25,838	24,355

(1)	Including in 2004, the acquisition of Wanadoo S.A. shares, which generated goodwill of €1,899 million, and the acquisition of Orange S.A. shares through the compulsory purchase and liquidity contract, which generated goodwill of €210 million.
(2)	Including €829 million at cost and €130 million of accumulated amortization from the date of acquisition to December 31, 2003 related to the consolidation as of January 1, 2004 of Tele Invest and Tele Invest II (see notes 1 and 2).

As of June 30, 2004, the goodwill related to Equant, which amounted to €519 million, was entirely written off as exceptional amortization. As a result, the net book value of Equant (group share) at the closing exchange rate is €561 million as of June 30, 2004.

NOTE 8 – GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

Schedule of gross borrowings, cash and cash equivalents and marketable securities

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates take into account changes occurring after June 30, 2004.

		Maturities
(in millions of euros)		June 30, 2005	June 30, 2006	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010 and beyond	Total over one year	At June 30, 2004	At December 31, 2003	At June 30, 2003
Long-term borrowings
Bonds	See below	4,084	7,906	3,045	5,345	927	18,497	35,720	39,804	44,485	50,942
Capital leases		27	24	61	19	21	183	308	335	355	406
Other long-term borrowings (1)		385	2,756	2,653	347	272	349	6,377	6,762	2,981	4,888

Total		4,496	10,686	5,759	5,711	1,220	19,029	42,405	46,901	47,821	56,236

Other short-term borrowings
Bank loans		64	—	—	—	—	—	—	64	197	1,352
Accrued interest on perpetual bonds redeemable for shares (TDIRA)		406	—	—	—	—	—	—	406	253	140
Treasury bills		1,686	—	—	—	—	—	—	1,686	2	7
Bank overdrafts		655	—	—	—	—	—	—	655	973	1,005
Other short-term borrowings		1,574	—	—	—	—	—	—	1,574	145	157

Total		4,385	—	—	—	—	—	—	4,385	1,570	2,661

Total gross borrowings	A	8,881	10,686	5,759	5,711	1,220	19,029	42,405	51,286	49,391	58,897

Marketable securities (2)		376	—	—	—	—	—	—	376	1,874	2,808
Cash and cash equivalents		2,951	—	—	—	—	—	—	2,951	3,350	6,760

Total cash and cash equivalents and marketable securities	B	3,327	—	—	—	—	—	—	3,327	5,224	9,568

Total gross borrowings, net of cash and cash equivalents and marketable securities at the end of the period	A-B	5,554	10,686	5,759	5,711	1,220	19,029	42,405	47,959	44,167	49,329

(1)	Including primarily bank loans that were long-term from inception and the long-term portion of current accounts of minority associates in subsidiaries.
(2)	Including short-term investments (SICAV and FCP) amounting to €1,839 million at December 31, 2003 and €362 million at June 30, 2004, equating to a negative variation of €1,477 million during the first six months of 2004.

At June 30, 2004, the weighted average interest rate of France Telecom’s gross borrowings, net of cash and cash equivalents and marketable securities was 6.77% (7.05% at December 31, 2003).

Impact of consolidating the vehicles used in the context of accounts receivable securitization programs and Tele Invest and Tele Invest II (see notes 1 and 2)

At June 30, 2004, the impact of consolidating the vehicles used in the context of accounts receivable securitization programs and Tele Invest and Tele Invest II, respectively, on borrowings was as follows:

•	An increase of €1,388 million comprised of an increase in “Other short-term borrowings” of €1,430 and an increase in “Cash” of €42 million,

•	An increase of €2,208 million comprised of an increase in “Other long-term borrowings” of €2,210 million and an increase in “Cash and cash equivalents” of €2 million.

Bonds

The table below provides an analysis of bonds by issuer:

(in millions of euros)	June 30, 2004	December 31, 2003	June 30, 2003
France Telecom S.A. – bonds convertible, exchangeable or redeemable into shares	3,285	6,838	8,110
France Telecom S.A. – other bonds	34,351	35,072	39,403
Orange Group	32	512	1,057
TP Group	2,094	2,021	2,329
Other issuers	42	42	42

Total bonds	39,804	44,485	50,942

•	France Telecom S.A.

During the first six months of 2004, France Telecom issued the following bonds:

•	Bonds (€1 billion) due in 2007, which bear interest at a variable rate (three-month Euribor + 0.250%)

•	Bonds (€750 million) due in 2012, which bear interest at a fixed rate (4.625%)

•	Bonds (£500 million, or €745 million at June 30, 2004) due in 2034, which bear interest at a fixed rate (5.625%)

In addition, the Group principally repaid the following three bonds:

•	On March 9, 2004, France Telecom S.A. redeemed, in advance of maturity, all outstanding bonds that were exchangeable into shares of ST Microelectronics, at par value, for aggregate cash consideration of €1,523 million,

•	On March 14, 2004, France Telecom S.A. redeemed bonds with a nominal value of €3,500 million, of which the balance was €3,450 million at December 31, 2003,

•	On April 1, 2004, France Telecom S.A. completed paying off the outstanding bond redeemable in France Telecom shares for €2,030 million. The reimbursement was at par.

•	Orange

On April 30, 2004, Orange plc exercised its option to redeem its bonds due in 2009. The bonds were redeemed on June 1, 2004 at the redemption price of £157 million and $275 million, respectively, for each of the respective series of bonds, i.e. approximately €460 million in total. On April 8, 2004, Orange plc committed to purchase approximately 75% of the remaining bonds due in 2006 and these bonds were redeemed on April 14, 2004, at a cost of $38 million, i.e. approximately €32 million. On June 24, 2004, Orange plc defeased the $7 million outstanding 2006 bonds, at a price of $8 million, i.e. approximately €7 million.

Other issuances of debt during the first six months of 2004

European Medium Term Notes (EMTNs) maturing in 2005, 2006 and 2009 were issued in the first semester of 2004 for a total amount of €2.4 billion, which is included in “Bank loans.”

Principal changes in lines of credit

•	France Telecom S.A.

All of France Telecom’s syndicated, bilateral lines of credit outstanding at December 31, 2003 or contracted during the first quarter of 2004 were cancelled during the first six months of 2004.

On June 22, 2004, a new syndicated line of credit amounting to €10 billion was signed by France Telecom S.A. This line of credit is composed of two tranches – the first (€2.5 billion) is due in 2005 and is renewable for one year and the second (€7.5 billion) is due in 2009. The new syndicated line of credit is not subject to any commitment with respect to the maintenance of financial ratios.

The financial conditions will be tied to the evolution of the credit rating of France Telecom as determined by Standard & Poor’s, Moody’s and Fitch. The initial financial conditions are as follows:

	Amount (in euros)	Maturity	Commission on Unused Lines of Credit	Margin
Tranche No. 1	2.5 billion	364 days renewable	8 basis points	27.5 basis points
Tranche No. 2	7.5 billion	5 years	11.5 basis points	35 basis points

No draw-downs were made on this line of credit during the first six months of 2004.

•	Orange

On February 4, 2004, a line of credit for a total amount of €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion was subject to an early repayment. All pledges over assets held by Orange in the United Kingdom and the related covenants were released on this date (see note 12).

Cash collateral

France Telecom has negotiated cash collateral agreements, which may result in monthly payments with various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. In 2001, France Telecom issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP), which were generally swapped for euros. The rise of the euro resulted in a sharp decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €924 million at June 30, 2004 (€910 million in 2003). These amounts are included under “Other long-term assets.”

Assets pledged or given as guarantees: see note 12

Management of covenants

Most of France Telecom’s financing agreements include customary covenants in case of default or material adverse changes affecting France Telecom S.A. and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt could result in a substantial portion, or almost all, of the borrowings of France Telecom coming due and the unavailability of its credit lines.

•	Following the cancellation of all syndicated lines of credit of France Telecom outstanding at December 31, 2003 during the first six months of 2004, France Telecom no longer has lines of credit that are subject to specific commitments related to maintenance of ratios (covenants).

•	Several amortization scenarios are possible for France Telecom S.A.’s receivable securitization programs: (i) standard amortization on the contractual maturity date of the programs at December 31, 2004 or December 31, 2007 (with renewable maturity), depending on the programs or (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of accelerated amortization, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Certain financial ratios also have to be respected in connection with Orange’s securitization programs (ratios of indebtedness and interest coverage for Orange France and Orange S.A.). If these ratios are not respected, the sale of receivables is discontinued in order to progressively repay the holders of beneficial interests with cash received.

•	As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

•	TP SA has undertaken to respect certain financial ratios and targets. The principal ratio to be respected is TP Group’s ratio of net financial debt to EBITDA (as defined in the agreement with the financial institutions), which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards and EBITDA (as defined in the agreement with the financial institutions) is calculated on a rolling 12-month basis.

•	In addition, France Telecom is also required to respect certain financial ratios on bank borrowings of Tele Invest and Tele Invest II, related to the financing of the purchase of shares of TP SA (see note 12).

In that respect, France Telecom is required to respect the following financial ratios:

The ratio of EBITDA (as defined in the agreement with the financial institutions) to net interest expense must be greater than or equal to the following:

- June 30, 2004: 3.25

- December 31, 2004: 3.25

- June 30, 2005: 3.50

- December 31, 2005: 4

The ratio of net debt to EBITDA (as defined in the agreement with the financial institutions) must be less than or equal to the following:

- June 30, 2004: 4.25

- December 31, 2004: 3.75

- June 30, 2005: 3.50

- December 31, 2005: 3.00

The ratio calculations are based on the consolidated financial statements prepared under French GAAP in effect as of the contract dates. EBITDA (as defined in the agreement with the financial institutions) is calculated on a rolling 12-month basis, by using the data restated for acquisitions and disposals that took place within the preceding 12 months.

At June 30, 2004, the ratios calculated met the conditions required.

Evolution of the credit rating of France Telecom

At the date the financial statements were finalized, France Telecom’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-
Outlook	Positive	Positive	Stable
Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and France Telecom’s short-term debt rating from P-3 to P-2. In addition, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

At June 30, 2004, a portion of France Telecom’s debt (€14 billion of the outstanding balance) includes step-up clauses.

The upgrade of France Telecom’s rating by Standard & Poor’s on February 18, 2004 resulted in a 25-point basis point decrease in the coupon rate on bonds with a step-up clause, beginning with the coupon in February 2004 for the debt denominated in Swiss francs and issued in January 2001 and the coupons in March 2004 for the debt denominated in US dollars, euros, and pounds sterling and issued in March 2001. The positive impact of the upgrade by Standard & Poor’s is estimated to be €23 million before income taxes for 2004.

The upgrade of France Telecom’s rating by Moody’s on March 3, 2004 results in a 25-point basis point decrease in the coupon rate on bonds with a step-up clause, beginning with the coupons in March 2004 for the debt denominated in euros and pounds sterling and issued in March 2001 and the coupon in September 2004 for the debt denominated in US dollars and issued in March 2001. The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before income taxes) of the upgrade by Moody’s is estimated to be only €14 million for 2004.

NOTE 9 – PROVISIONS AND OTHER LIABILITIES

- Provisions for risks and charges and other long-term liabilities are as follows:

		Period ended
(in millions of euros)	Notes	June 30, 2004	December 31, 2003	June 30, 2003
Early retirement plan (French civil servants and contractual employees) (1)	1 and 11	2,990	—	—
Other retirement indemnities and related amounts		460	3,226	3,373
Equant CVR (2)		—	—	2,077
Off-balance sheet commitment Kulczyk / TP SA	12	0	870	827
Provisions for restructuring (total)		108	127	96
- of which Orange restructuring provision		74	88	96
- of which Equant restructuring provision		32	37	—
- of which restructuring provision for other entities		2	2	—

Other long-term provisions		580	1,060	963

Sub-total – long-term provisions		4,138	5,283	7,336

Long-term deferred income taxes		154	230	236
Other long-term liabilities		476	473	489

Total		4,768	5,986	8,061

(3)	At June 30, 2004, the early retirement plan for French civil servants and contractual employees has been qualified as retirement indemnities (see note 1). At December 31 and June 30, 2003, the early retirement plan for civil servants was part of other retirement indemnities and related amounts and the early retirement plan for contractual employees was in other provisions.
(4)	Classified in short-term provisions for €2,077 million at December 31, 2003 (see table below).

•	Provisions for risks and charges and other short-term liabilities are as follows:

		Period ended
(in millions of euros)	Notes	June 30, 2004	December 31, 2003	June 30, 2003
Early retirement plan (French civil servants and contractual employees)(1)	1 and 11	851	—	—
Other retirement indemnities and related amounts		70	844	802
Equant CVR (2)	14	0	2,077	0
MobilCom		80	2 01	201
Provisions for restructuring (total)		92	204	290
- Provision for Orange Sweden withdrawal		7	64	65
- Provision for restructuring other Orange entities		51	58	99
- Provision for restructuring Equant		12	14	79
- Provision for restructuring other companies		22	68	47
Other short-term provisions		1,006	944	1,033

Sub-total – short-term provisions		2,099	4,270	2,326

Accrued liabilities		4,770	4,770	4,550

Sub-total – short-term provisions and accrued liabilities		6,869	9,040	6,876

Other short-term liabilities (1)		3,112	1,378	1,408

Total		9,981	10,418	8,284

(1)	At June 30, 2004, the early retirement plan for French civil servants and contractual employees has been qualified as retirement indemnities (see note 1). At December 31 and June 30, 2003, the early retirement plan for civil servants was part of other retirement indemnities and related amounts and the early retirement plan for contractual employees was in other provisions.
(2)	€2,015 million has been classified as “Other short-term debts” at June 30, 2004.

•	Movements in long and short-term provisions are as follows:

(in millions of euros)	January 1, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassification, and other	June 30, 2004
Early retirement plan (French civil servants and contractual employees) (1)	—	75	(405)	—	4,171	3,841
Other retirement indemnities and related amounts	4,070	47	(19)	(5)	(3,563)	530

CVR Equant (see below)	2,077	—	—	(62)	(2,015)	0

MobilCom	201	—	—	(121)		80
Off balance sheet commitment Kulczyk/ TP SA (see below)	870	—	—	—	(870)	0
Provisions for restructuring (total)	331	25	(162)	(2)	8	200
- Provision for Orange Sweden withdrawal	64	1	(58)	—	—	7
- Other Orange	146	3	(27)	(2)	5	125
- Equant	51	12	(18)	—	(1)	44
- Other companies	70	9	(59)	(0)	4	24
Other provisions for risks and charges	2,004	227	(331)	(234)	(80)	1,586

Total provisions for risks and charges	9,553	374	(917)	(424)	(2,349)	6,237
- Of which long-term	5,283	128	(244)	(173)	(856)	4,138
- Of which short-term	4,270	246	(673)	(251)	(1,493)	2,099

(1)	At June 30, 2004, the early retirement plan for French civil servants and contractual employees has been qualified as retirement indemnities (see note 1). At December 31, 2003 and June 30, 2003, the early retirement plan for civil servants was part of other retirement indemnities and related amounts and the early retirement plan for contractual employees was in other provisions.

Equant CVR

The contingent value rights (“CVR”) payment was made on July 8, 2004 for €2,015 million, and as a result, €2,015 million of the €2,077 million provision booked at the end of 2003 to cover the maximum risk has been reclassified to “Other short-term debt” in the June 30, 2004 accounts.

MobilCom

At June 30, 2004, an analysis of the specific risks for which the MobilCom provision of €201 million was held at December 31, 2003 led France Telecom to reverse €121 million. Elsewhere, note 13 describes the changes in the MobilCom litigation.

Kulczyk Holding

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding are bound by different commitments (see note 12).

As of December 31, 2003, France Telecom booked a provision for €870 million equal to the difference between the amount of the commitment and the value in use of the TP SA shares to be received. As a result of the consolidation of Tele Invest and Tele Invest II as of January 1, 2004, the provision was reversed via shareholder’s equity as of June 30, 2004 (see notes 1 and 11).

NOTE 10 – MINORITY INTERESTS

Changes in minority interests are as follows:

(in millions of euros)	June 30, 2004	December 31, 2003	June 30, 2003
Balance, beginning of period	5,966	9,780	9,780
Net income (loss) for the period	194	522	532
Issuance of share capital to minority interests	2	(52)	—
Changes in the scope of consolidation	(2,024)	(3,226)	1
Appropriation of prior period net income (loss)	(95)	(120)	(52)
Translation adjustment	145	(836)	(636)
Other	—	(102)	5

Balance, end of period	4,188	5,966	9,630

As of June 30, 2004, minority interests related mainly to the TP Group for €2,184 million, Equant for €919 million and subsidiaries of Orange for €517 million.

Changes in the scope of consolidation relates primarily to the acquisition of shares held by minority interests in connection with the simplified mixed public tender and exchange offer for the shares of Wanadoo (see note 2) for an amount of (€1,259) million and in connection with the public tender offer followed by a compulsory purchase for the shares of Orange (see note 2) for an amount of (€248 million) as well as the impact on the opening balance sheet as of January 1, 2004 of the consolidation of Tele Invest and Tele Invest II (see note 1) for an amount of (€519 million).

NOTE 11 – SHARE CAPITAL

As of June 30, 2004, the share capital of France Telecom S.A. amounted to €9,868,459,072 and comprises 2,467,114,768 fully paid-up shares, each with a nominal value of €4. For the six months ended June 30, 2004, the weighted average number of ordinary shares was 2,424,512,991 shares and the weighted average number of ordinary and dilutive shares was 2,436,004,518 shares.

Governmental Decree No. 2004-387, passed on May 3, 2004 in application of Law No. 2003-1365 dated December 31, 2003, authorizes France Telecom’s transformation from a public sector company to a private sector company.

As of June 30, 2004, the French State owns directly and indirectly through ERAP 53.1% of France Telecom’s share capital.

Changes in share capital

During the six months ended June 30, 2004:

•	On April 9, 2004, the Board of Directors recorded the issuance of 1,145 shares following the conversion of convertible notes into shares during the first three months of 2004.

•	On April 29, 2004, France Telecom issued 64,796,795 new shares as payment for Wanadoo shares tendered as part of the simplified mixed public tender and exchange offer.

Treasury shares

At the General Shareholders’ Meeting held on April 9, 2004, France Telecom’s shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the capital for a period of 18 months, or until October 9, 2005. As of June 30, 2004, the Group does not hold any of its own shares.

Dilutive instruments

	Period ended
	June 30, 2004	December 31, 2003 Published
Weighted average shares outstanding – basic	2,424,512,991	1,955,369,526
Convertible bonds (1) (2)	48,740,291	85,803,753
Perpetual bonds redeemable for shares (TDIRA) (2)	132,140,628	141,786,988
Liquidity contract	11,491,527	3,453,748

Weighted average shares outstanding – diluted (1)(2)	2,436,004,518	2,186,414,015

(1)	As of June 30, 2004, France Telecom no longer has any convertible notes.
(2)	Perpetual bonds redeemable into France Telecom shares (“TDIRA”) and exchangeable notes, which have an anti-dilutive effect as of June 30, 2004, have not been included in the dilutive calculation as of June 30, 2004.

As of June 30, 2004, potentially dilutive ordinary shares include certain options to purchase Orange shares (see applicable conditions below).

Orange liquidity contract

At the conclusion of the public tender offer, followed by a compulsory purchase of the outstanding shares in Orange, France Telecom announced that it will offer Orange stock option holders and holders of Orange shares obtained upon exercise of stock options the possibility of entering into a liquidity contract through August 13, 2004.

Orange shares covered by the liquidity contract would be automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non-transferability period.

The signatories to the liquidity contract agree not to exercise their options before the end of any applicable tax or social security holding period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares would be exchanged based on the exchange ratio applicable in the tender offer adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations. This ratio is 0.445 France Telecom shares for each Orange share as of June 30, 2004.

In accordance with accounting rules, the Orange stock options covered by the liquidity contract must be treated as options to purchase or subscribe for France Telecom shares and be considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares (October 7, 2003), provided that their exercise price divided by 0.44 does not exceed the market price of France Telecom shares at June 30, 2004.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash payment equal to the value of the number of France Telecom shares corresponding to the exchange ratio, as such value shall be determined by reference to an average market price of France Telecom shares over the 20 trading days preceding the implementation of the transfer of the Orange shares, pursuant to the terms of the liquidity contract, or (iii) a combination of shares and cash.

Based on the exchange ratio and taking into consideration the number of options issued by Orange, France Telecom can issue no more than 48.1 million new or existing shares related to this commitment.

Distributions

The general shareholders’ meeting held on April 9, 2004 approved the distribution of €0.25 for each France Telecom share in existence as of the date of the general shareholders’ meeting as well as for each share that will be issued in connection with the public offer in exchange for shares of Wanadoo. The cash payment was made on May 7, 2004.

First application of new accounting rules

The application of the recommendations of CNC 03-R-01 relating to employee benefits caused France Telecom to re-qualify the early retirement plan as retirement indemnities. The impact of the change was a decrease in reserves as of January 1, 2004 in the amount of €500 million (€323 million net of income taxes) (see note 1).

The consolidation of the vehicles used in the context of accounts receivable securitization programs and Tele Invest and Tele Invest II (see notes 1 and 2) has impacted group reserves as of January 1, 2004:

•	€11 million relating to vehicles used in the context of the accounts receivable securitization programs of FT S.A. and Orange (see note 1),

•	(€ 66 million) related to Tele Invest and Tele Invest II corresponding primarily to (i) (€524 million) of cumulative financial charges borne by Tele Invest and Tele Invest II as of January 1, 2004, (ii) (€130 million) of goodwill amortization related to TP SA, (iii) (€269 million) of cumulative foreign currency translation adjustments as of January 1, 2004, and (iv) €870 million related to the release of the provision on the Kulczyk put that covered these impacts (see note 9).

Foreign currency translation adjustment

As of June 30, 2004, the exchange rate movement of €1,847 million relates mainly to Orange PCS for €1,236 million and Orange PLC for €405 million. As it relates to the change in cumulative translation adjustments of €1,847 million, €1,214 million relates to goodwill, including €1,013 million related to Orange PCS.

Shareholders’ equity in the parent company accounts of France Telecom S.A.

At June 30, 2004, the shareholders’ equity in the parent company accounts of France Telecom S.A. amounted to €26.1 billion after considering the profit for the six months ended June 30, 2004 of €2.2 billion.

NOTE 12 – CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

Contractual obligations and off-balance sheet commitments described as of December 31, 2003 have not evolved significantly during the first six months of 2004 except for the commitments described below:

•	Commitments related to network construction and operation

In accordance with agreements referred to as “départements innovants” signed with some local administrative authorities, France Telecom is committed to enhancing the high-speed access coverage and to contributing to the development of innovations used in selected French administrative departments. Although these agreements do not include a specified level of capital expenditure, compliance with these agreements will require significant investments in future years as part of the deployment of the high-speed network which is currently underway.

•	Commitment related to Orange network coverage in low population areas

On July 15, 2003, Orange and the two other mobile phone operators in France signed a National Agreement (Convention Nationale) with the French government, the association of the French mayors, the French administrative departments and the French telecommunications regulation authorities (Autorité de régulation des télécommunications or “ART”) under which they undertook to provide network coverage to certain low population zones, called “white zones.” This agreement provided for a second deployment phase concerning approximately 1,000 additional sites between 2005 and 2007. The economic terms and conditions of this second phase were disclosed in a letter sent on March 25, 2004 by the French Telecommunications Minister to Orange France S.A as part of the GSM license renewal process (see below) and were confirmed in an amendment to the initial Convention Nationale signed on July 13, 2004. The French operators will assume the total cost of the second deployment phase and the amount of capital expenditures, which is expected to be borne by each of the three French mobile operators, is currently estimated to be between €55 million and €70 million. The total commitment related to providing network coverage in the “white zones” in France is estimated to be between €90 million and €120 million for both deployment phases.

•	Commitment related to the future renewal of the GSM license in France

On March 25, 2004, Orange France S.A. received a letter from the French Minister of Telecommunications that outlined the principal economic terms and conditions for the renewal of the GSM license from March 26, 2006, the license renewal date. According to the terms of the renewal, Orange France S.A. will have to pay a fixed annual fee of €25 million plus a variable fee equal to 1% of the future GSM revenues of Orange France S.A. during a period of 15 years beginning on March 26, 2006. The economic terms and conditions of this GSM license renewal are currently under discussion with the ART and are expected to be finalized in 2005.

•	Guarantees given by Orange under the financial agreement with BITCO

In February 2002, Orange and one of its co-shareholders in BITCO, CP Group, entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002, i.e. €663 million as of June 30, 2004), granted to TA Orange Company Limited (a 99.86%-owned subsidiary of BITCO) (“TA Orange”) for an initial duration of 24 months, extended until September 29, 2004. Under this agreement, Orange and CP Group:

•	have agreed to inject cash into TA Orange, up to a maximum amount of $175 million, under limited circumstances (the main one being in the event of a cash shortfall in that company);

•	might incur additional funding commitments toward TA Orange in the event of changes in the regulatory environment prevailing in Thailand and if this were combined with a cash shortfall in TA Orange. Such additional funding commitments would represent the incremental costs that may be incurred by TA Orange as a result of such regulatory changes, over and above the regulatory costs already estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a competitive regime for the telecommunications industry; however, uncertainties relating to the timing, nature and economic impact on TA Orange of such changes currently exist;

•	have committed to procure that TA Orange continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner and not abandon the project regardless of the nature of its entitlement to operate the network.

In addition, Orange must maintain control of WSB, a wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB’s shareholding or voting rights in BITCO must always be, directly or indirectly, more than 40%.

On March 2, 2004, Orange entered into an agreement with its co-shareholders in BITCO, True Corporation Public Company Limited (formerly, Telecom Asia) and CP Group, to sell 39% of its shareholding in BITCO for a total amount of THB 1. As a result, Orange’s shareholding in BITCO will be 10% and Orange will have no further commitments to BITCO. The consummation of the transaction is conditioned upon the agreement of the third-party lenders in connection with the bridge loan facility and the refinancing of TA Orange without any commitments granted by Orange to the third-party lenders.

The definitive agreement between Orange, True and CP Group is expected to occur on September 29, 2004, at the latest (if not, the agreement will expire).

Following the consummation of this agreement, Orange will be released from all its existing commitments as part of the financial agreement with TA Orange (explained above) and the shareholders’ agreement in force will be replaced by a new shareholders’ agreement that will not provide for put or call options on shareholders’ shares.

After this transaction, Orange’s shareholdings in BITCO could be diluted, but not below 4%, in the event that Orange does not subscribe to a capital increase. Pursuant to the agreement, Orange could also be entitled to an upward revision of its sale price if True or CP Group sell some or all of their shares in BITCO or TA Orange.

True has agreed to make, on behalf of Orange, any necessary contributions to TA Orange that could become necessary prior to consummation of the transaction. However, if the transaction is not consummated, Orange will have to reimburse True for any cash advances made to TA Orange on behalf of Orange. Any such reimbursements would be deducted from the $175 million commitment.

The maturity date of TA Orange’s bridge loan facility, drawn down in the total available amount of €663 million as of June 30, 2004, was extended from March 15, 2004 to June 30, 2004. At this date, TA Orange received the consent of all third-party lenders following the request for an extension of the maturity date of the bridge loan to September 29, 2004. TA Orange has entered into negotiations with third-party lenders in order to substitute a long-term credit facility without Orange’s guarantee for the existing bridge loan facility.

If TA Orange was unable to secure a new long-term facility or sufficient alternative capital resources or loan facilities by the maturity date of the bridge loan, TA Orange would be subject to a cash shortfall that could trigger the sponsors’ commitment (on a joint and several basis) to inject cash in the company up to a maximum amount of $175 million (approximately €144 million). The other aspects of the sponsor support deed outlined above would continue to remain in effect.

In the event that Orange had to make new contributions in favor of TA Orange, Orange’s ability to recover such contributions would depend upon several conditions, notably, upon the ability to continue operations and, assuming continuation of operations, upon the commercial and financial achievements of TA Orange.

•	Liability guarantee expired during the six months ended June 30, 2004

The liability guarantee given to KPN Mobile International in connection with the sale of KPN Orange for a total amount of €399 million as of December 31, 2003 expired on February 6, 2004.

•	Commitments to acquire or sell securities

In addition to commitments with respect to the Orange liquidity contract (see note 11) and the squeeze out related to the outstanding shares in Wanadoo (see note 2), the commitments to purchase or sell securities that fluctuated significantly during the six months ended June 30, 2004 are as follows:

•	Wanadoo stock options

Subject to approval at the general shareholders’ meeting, France Telecom announced that it would offer to Wanadoo stock option holders who did not exercise their options in connection with the tender offer, options to purchase or subscribe to France Telecom shares based on a ratio of 18 Wanadoo shares for 7 France Telecom shares. As of July 22, 2004, 27,382,050 stock options issued by Wanadoo remained outstanding and were not exercised. Based on the ratio described above, this commitment would represent either approximately 10,648,575 France Telecom options to purchase France Telecom shares or subscribe an equivalent number of options to France Telecom’s shares.

•	Commitment to acquire TP SA shares

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding has held 47.5% of TP SA since October 31, 2001. The Polish government has agreed that if it sells its TP SA shares as part of a public offer, it will grant a priority right of purchase to the consortium in relation to 10% of TP SA’s capital. At June 30, 2004, the Polish government’s direct stake in TP SA was less than 4%.

In addition, the shareholders’ agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares:

(i)	France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding.

(ii)	France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele Invest) and its additional investment of 3.57% (held through Tele Invest II) after July 7, 2006 at a price equal to the higher of (a) their acquisition cost plus 15% per year of non-capitalized interest, (b) the market value of the shares and (c) the total amount due to the lending banks at the date the call option is exercised. This call option can be exercised by France Telecom earlier than July 7, 2006 in the event of change of control of Kulczyk Holding or a violation of Kulczyk Holding’s obligations pursuant to its agreements with France Telecom. In that case, the exercise price would be equal to the total amount due to the lending banks at the date the call option is exercised.

(iii)	Kulczyk Holding has a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its additional investment of 3.57% until January 2007 at a price equal to the acquisition cost plus accrued interest less dividends paid. In addition, under certain conditions (the insolvency of Kulczyk Holding or default on certain of its financial commitments, failure by France Telecom to respect certain financial ratios – see note 8), the banks that financed the purchase of TP SA shares by Tele Invest and Tele Invest II – 100% subsidiaries of Kulczyk Holding – can also demand that France Telecom takes possession of all the shares that the banks hold as security (or their rights over these shares) at a price equal to the residual amount due under the credit agreement, plus interest. This commitment amounts to €2,210 million at June 30, 2004 (€2,155 million at December 31, 2003). The commitment has been recognized in the balance sheet since January 2004 (see note 8). At term, the commitment will amount to approximately €2.5 billion.

In the event of a violation of France Telecom’s obligations, Kulczyk Holding has a put option enabling it to sell to France Telecom its investments of 10% and 3.57% in TP SA at a price equal to the higher of (a) the acquisition cost plus 15% per year of non-capitalized interest plus a penalty of 10%, (b) 110% of the market value of the shares and (c) the total amount due to the lending banks under the credit agreement at the date the option is exercised. For example, the exercise price of the put option as of December 31, 2004 would amount to €2.9 billion. In July 2004, an agreement was signed between France Telecom and Kulczyk Holding (see note 14).

France Telecom recorded a provision for the difference between the commitment and the value in use of the TP SA shares to be received amounting to €870 million as of December 31, 2003. Because Tele Invest and Tele Invest II are consolidated, this provision was reversed through shareholders’ equity at January 1, 2004 (see notes 1 and 9).

•	Commitment to finance the purchase of STMicroelectronics N.V.’s (“STM”) preference shares

On March 17, 2004, a new shareholders’ agreement was concluded between (i) the direct shareholders, Finmeccanica and FT1CI and (ii) the indirect shareholders, Areva and France Telecom (FT1CI shareholders), of STMicroelectronics Holding N.V (“STH”) in connection with their indirect shareholding in STM. Under this shareholders’ agreement, in the event that STH exercises its option to subscribe indirectly and under certain circumstances preference shares at their nominal value, enabling it to obtain the majority of the voting rights in STM after December 31, 2004, France Telecom undertook vis-a-vis FT1CI to finance the call option in proportion to its shareholding in STM, without taking into account the shares underlying the convertible bonds of STM. As of June 30, 2004, France Telecom indirectly owns 56 million shares of STM (approximately 6.1 % of the capital), including 26 million shares representing the shares underlying convertible bonds of STM. On that basis, the maximum amount of this commitment to acquire securities, which could occur from January 1, 2005 onward, amounts to approximately €80 million.

•	Consolidated assets not freely useable by the Group

•	Release of security over the Orange Group’s pledged assets

On February 4, 2004, security was released over certain fixed and current assets of Orange’s subsidiaries in the United Kingdom and Romania, with a net book value of €9.7 billion as of December 31, 2003.

•	Current assets pledged

Pursuant to the accounting treatment of the vehicles used in the context of accounts receivable securitization programs described in note 1, the amount of net receivables sold was €2,900 million as of June 30, 2004.

•	Tele Invest and Tele Invest II assets

Tele Invest and Tele Invest II, each owned by Kulczyk Holding, hold a 13.57% interest in TP SA. These entities have been consolidated by France Telecom since January 1, 2004 (see notes 1 and 2). The underlying shares are subject to commitments described above (see Commitment to acquire TP SA shares).

NOTE 13 – LITIGATION AND CLAIMS

The current note describes the legal and arbitration proceedings and administrative actions in which France Telecom is involved that have evolved since the publication of the Group’s consolidated financial statements as of December 31, 2003 and with respect to which France Telecom management believes that the probable outcome could reasonably have a significant effect on the Group’s consolidated results of operations, its activity or its consolidated financial condition. The impact on France Telecom’s income before income taxes for the six months ended June 30, 2004 due to the evolution of the litigation and claims described below amounted to (€90.3) million, including a provision reversal of €22 million in respect of provisions that were no longer necessary.

European Commission procedures and requests for information

•	On November 26, 1996, the AOST association (which includes British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Télécom and Scitor) made a claim to the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. In response to a request from France Telecom, the European Commission informed the Group that the matter had been closed.

•	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s pricing policy and, in particular, certain subscription packages. In response to a request from France Telecom, the European Commission informed the Group that the matter had been closed.

•	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo Interactive of claims against the company with respect to tariffs for the high-speed internet services Wanadoo ADSL and Pack X-Tense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position by applying a predatory pricing policy on the retail high-speed internet access market between March 2001 and October 2002. Wanadoo disagrees with this decision and filed an appeal for cancellation of the verdict with the Court of First Instance in Luxemburg. In addition, during the first half of 2004, the European Commission has approached France Telecom and Wanadoo to make an inquiry and verify the conformity of certain of Wanadoo’s tariffs in January and February 2004.

Competition court (“Conseil de la concurrence”) procedures

•	On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French telecommunications regulation authorities (Autorité de régulation des télécommunications or “ART”) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeals in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party operators an ADSL access offer enabling them to compete effectively both in terms of the price and the nature of the services offered. Following a complaint by 9Telecom asking that France Telecom be fined for failure to apply the February 18, 2000 decision, in which the Conseil de la concurrence, on May 13, 2004, ordered France Telecom to pay a fine of €20 million. France Telecom has filed an appeal against this decision.

•	On June 25, 1999, the TENOR association of operators filed a complaint with the Conseil de la concurrence against France Telecom and Orange (considered as a sole company as defined by competition law), as well as Cegetel, SFR and Bouygues Telecom. TENOR accuses those companies of practices that distort competition on the business of fixed line calls toward mobile telephones offered to medium and large business clients, and especially of practices that hinder the rerouting of international calls or that offer business clients the installation of mobile boxes, which permit the transformation of fixed line calls towards mobile telephones in mobile-to-mobile calls without paying the related fee (terminaison d’appel mobile), and therefore are alleged to be lower than the related costs. At the conclusion of the investigation, the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its abuse of dominant position. France Telecom contests the result of the investigation carried out by the reporting judge of its dominant market position and its alleged abusive practices. The Conseil de la concurrence examined this matter on July 20, 2004 and will render its decision on October 14, 2004.

•	Following a complaint filed by Fonecta and Scoot, which are directory and telephone information companies, that France Telecom had not respected an injunction issued by the Paris Court of Appeals in July 1999 (in the Filetech case) whereby all users of directory data should be invoiced in a non-discriminatory and cost-based manner, the Conseil de la concurrence ordered, on September 12, 2003, France Telecom to pay a fine of €40 million. The Conseil considered that the prices that France Telecom amended in 1999 and 2002 were still not cost-based and that this prevented competition. France Telecom paid the fine in November 2003. On April 6, 2004, the Paris Court of Appeals rejected France Telecom’s appeal for cancellation filed against the decision of the Conseil de la concurrence. France Telecom decided not to appeal to a higher court.

•	In December 2003, Free and Iliad, then LD Com and Neuf Telecom, filed a complaint with the Conseil de la concurrence alleging that France Telecom abused its dominant position and seeking principally the temporary suspension of the marketing of offers of television service over telephone lines, which were launched by France Telecom and TPS. In a decision dated April 15, 2004, the Conseil de la concurrence ordered France Telecom to include information in every advertisement related to the technical conditions of the offer and to take measures to facilitate (via the unbundling) the establishment by other operators of similar offers. In addition, the Conseil ordered France Telecom to separately bill video content and ADSL-video services. In return, the Conseil de la concurrence refused to request the temporary suspension of the marketing of offers. This decision has been subject to several appeals lodged with the Paris Court of Appeals, which rejected requests for injunctions by the Conseil de la concurrence in a decision dated June 29, 2004.

•	On February 2, 2004, Wanadoo was served notice of a complaint filed by AOL with the Conseil de la concurrence related to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and AOL is requesting an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Conseil de la concurrence rejected the request for injunction. The schedule for the investigation of this matter is not yet fixed. In its decision, the Conseil de la concurrence stated that the sector has not suffered a serious or immediate impact from Wanadoo’s price offers. The decision also stated that Wanadoo’s new reduced-tariff offers, and other competitors’ offers marketed after the launch of Wanadoo’s new reduced tariff offers, allowed customers to access high-speed internet services at lower prices, which has contributed to the development of the internet in France. Although the outcome of the investigation cannot be determined, France Telecom considers that the requests are unfounded.

•	Orange is currently subject to competition inquiries in certain markets conducted by various competition authorities. The European Commission is carrying out an inquiry on the invoicing of roaming, which is mainly focused on the United Kingdom. However, the Commission has not yet launched any formal procedure and the inquiry’s timeline remains uncertain. In France, an inquiry was opened in February 2004, following a claim filed by “UFC – Que Choisir” against mobile phone operators for abuse of dominant position related to SMS services. Inquiries had already been carried out by the General Directorate for Competition, Consumption and Anti-Fraud Consumer Protection (Direction générale de la concurrence et de la répression des fraudes or “DGCCRF”) during the first half of 2003 following a claim filed by the “UFC – Que Choisir” related to the pricing structure on calls other than SMS, and by the Conseil de la concurrence for roaming fees on calls made from the French overseas territories. In Switzerland, the competition authorities (Commision de régulation) opened an inquiry into call termination charges. This inquiry was opened at the end of 2002 and its conclusions are expected between the end of 2004 and the beginning of 2005. The competition authorities have also opened a preliminary inquiry into termination charges for SMS/MMS. These proceedings are generally at a preliminary stage and thus France Telecom considers that no assurance can be given as to their outcome.

Civil Proceedings

•	On September 5, 2002, France Telecom was summoned before the Paris Commercial Court by Cegetel who accused the Group of having implemented an aggressive sales policy of “de-preselection” in order to ensure that its customers entrust all of their telephone traffic to France Telecom. Cegetel claimed €54 million in damages and interest. By way of a ruling dated January 15, 2003, the Paris Commercial Court rejected almost all of Cegetel’s claims. Cegetel has appealed against this ruling and has increased the valuation of its total loss to €61.7 million.

On January 7, 2003, France Telecom was summoned before the Paris Commercial Court by 9Telecom in relation to the same issue. 9Telecom claimed €36.7 million in damages and interest. The court reached a decision on June 18, 2003 and ordered France Telecom to cease “all canvassing of 9Telecom customers without mentioning the possibility of obtaining access to services of the historical operator through its prefix 8, non-compliance with which is subject to a €100 fine per breach.” France Telecom was also ordered to pay €7 million in damages and interest to 9Telecom and has lodged an appeal against this ruling.

Finally, France Telecom was summoned before the court by Tele2 in relation to the same issue on August 11, 2003. Tele2 claimed €75 million in damages and interest. In a ruling dated May 28, 2004, the Paris Commercial Court ordered France Telecom to pay €15 million in damages and interest to Tele2. The application of the temporary injunction has not been issued yet.

•	On March 15, 2004, France Telecom received a notice that Millenium GmbH – a company controlled by Mr. Schmid-Sindram – applied to the Kiel court to claim damages in its capacity as a former shareholder of MobilCom. The case is based on the German law relating to groups and alleged that France Telecom “dominated” MobilCom, without having formally signed a “domination agreement” and committed MobilCom to engagements, which caused it significant losses, without being indemnified. The claim alleged that losses resulted in particular from commitments of MobilCom in relation to UMTS, its resulting debt and its withdrawal from UMTS. Millenium GmbH asserts that, for the same reasons, France Telecom is responsible for the seizure of the MobilCom shares by Millenium GmbH’s creditors, due to the fall of the stock price. Accordingly, Millenium GmbH alleges to have suffered losses of €40 million (€50 per share held before they were seized). According to MobilCom, the €50 per share represents damages that should be paid by France Telecom.

In addition, on April 7, 2004, France Telecom was notified of the voluntary intervention of two of Mobilcom’s minority shareholders with respect to the Millenium GmbH claim before the Kiel court. The power to authorize or reject such intervention lies with the court.

Finally, on May 7, 2004, France Telecom received a notice that Mrs. Schmid-Sindram and Mr. Marek, in their capacity as shareholders of MobilCom, applied to the Flensburg Court for a claim against France Telecom based on the existence of a formal “domination agreement.” In a specific procedure of legal valuation of the share, as permitted by the German law, the plaintiffs claimed compensation for every MobilCom share held by the public, based on a price between €200 per share and €335 per share.

On May 19, 2004, the shareholders’ meeting rejected two draft resolutions, which consisted of (i) requesting an audit of the MC transaction agreement (“MC Settlement Agreement”) signed on November 20, 2002 between France Telecom and MobilCom and (ii) forcing MobilCom to file a claim against France Telecom, by alleging that France Telecom, as a “dominant” shareholder, compelled Mobilcom to sign the MC Settlement Agreement, which caused prejudice to MobilCom and resulted in Mobilcom suffering significant losses. Several minority shareholders have asked for the cancellation of this decision. Provided that, according to German law, a minimum percentage of the capital of MobilCom be represented, some minority shareholders may also file a claim in a German court so as to compel the implementation of the procedures mentioned above, which were rejected by the May 19, 2004 shareholders’ meeting.

France Telecom believes that these complaints are unfounded. Nevertheless, if a German court were to agree with these claims, in whole or in part, it could have a significant adverse effect on the financial condition and results of the Group.

•	At the end of January 2004, Nerim initiated proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abuse of dominant position. Nerim is claiming damages and interest of approximately €57 million. Although the outcome of this litigation cannot be determined with certainty at this stage, France Telecom believes that the claims are unfounded.

Administrative litigation

•	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996 but considers that the action is unsubstantiated for the period prior to this date. France Telecom has already set up a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a judgment rendered on March 11, 2004, the Paris Administrative Court declared the claims of SNCF inadmissible considering that only the government enterprise Réseau Ferré de France, owner of the rights of the government railways domain (domaine public ferroviaire) since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The judgment of the Paris Administrative Court is being appealed by SNCF.

•	In April 2002, companies Scoot and Fonecta France requested that the French telecommunications regulation authorities (Autorité de régulation des télécommunications or “ART”) modify the national system of telephone numbers to ensure that the number “12” is no longer dedicated to telephone directories (telephone information) and to ensure that every telephone directory company, including France Telecom, is provided with an identical format (the 3BPQ standard). Following the implied rejections of their request by the ART, both companies submitted their request to the Conseil d’Etat in August and September 2002, respectively. On June 28, 2004, the Conseil d’Etat enjoined the ART to define, within six months, the terms and conditions of attributing telephone numbers under the same format to every operator providing telephone information, and to revise the dial in number plan, in order to have the number “12” no longer used for telephone information by any operator, subject to a transition period as necessary.

International arbitration

•	France Telecom owns 66.7% of FTML, a company formed in 1994, to operate a GSM mobile network in Lebanon in accordance with a Build, Operate and Transfer contract (“BOT”) granted by the Lebanese government in June 1994. A similar contract was also granted to a competitor company, Libancell.

On June 14, 2001, the Lebanese government terminated the BOT contracts with FTML and Libancell in advance of term. The termination took effect as of August 31, 2002. From that date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before that date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contracts and had claimed compensation from each amounting to $300 million. FTML rejected these allegations in an arbitration proceeding at the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI applied for arbitration against the Lebanese government for illegal dispossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was heard in front of an ad hoc arbitration tribunal, constituted under the Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in accordance with the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

On December 14, 2002, FTML and the Lebanese government signed a contract relating to the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003, with retroactive effect from August 31, 2002. The transfer contract provides that all claims by the parties – and not only those lodged with the ICC – will be submitted to and judged by the ad hoc arbitration tribunal already dealing with the claims of FTML and FTMI. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” agreement under which FTML would operate the network on behalf of the State from September 1, 2002 to January 31, 2003. The contract was extended several times and was terminated as of March 31, 2004. At the same time in February 2004, the Lebanese government implemented a new process (after having cancelled the previous process) for the grant of two mobile phone licenses or for a contract to manage both existing telephone networks. Orange participated in that process. On April 8, 2004, the Lebanese government confirmed the results of the tender, at the end of which the networks currently managed by FTML and Libancell were committed, effective June 1, to a consortium led by Detecon/FAL Holding consortium and MTC, respectively.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments, and in accordance with UNCITRAL arbitration rules, FTML and FTMI valued their claims against the Lebanese government as of May 15, 2003 at approximately $952 million plus interest, under the assumption of a BOT contract termination on December 31, 2012, with the understanding that the arbitrators will make the final determination of the length of the extension of the BOT contract based on frequency pollution. In September 2003, the Lebanese government notified the parties that it was claiming approximately $1,445 million, including interest, for breach of the BOT contract.

During the hearings that took place between March 29, 2004 and April 8, 2004, the Lebanese government specified that this amount did not include the $300 million claimed under the recovery mandate (mandat de recouvrement) issued in April 2000. According to the Lebanese government, the arbitration tribunal was incompetent to judge the validity of the mandate. The arbitration result should be rendered by the end of 2004.

•	On April 27, 2004, in Denmark, a settlement agreement signed by the Orange A/S minority shareholders allowed, on one hand, the settlement of all claims filed with the Danish Court and the International Chamber of Commerce and, on the other hand, the contribution of the 32.77% holdings of minority interests to Orange, and the termination of the shareholders’ agreement and all related contracts. Under that agreement, Orange paid a total amount of €47.5 million (see also note 14).

•	In accordance with the terms of a settlement agreement signed on March 23, 2004 by 3G Infrastructure Services (“3Gis”) and its shareholders (including Orange Sverige AB and Orange S.A.), all outstanding litigation related to the construction, operation and maintenance of the UMTS network by 3Gis is definitively settled, including, in particular, the two arbitration proceedings before the Arbitration Institute of the Chamber of Commerce of Stockholm, which were initiated by Orange Sverige AB and 3Gis, respectively. In addition, according to the settlement agreement, all existing contracts related to 3Gis entered into between the parties have been terminated and Orange S.A. paid a total of 562.4 million Swedish Crowns (approximately €61.7 million). However, as the transfer of the Orange license to Svenska UMTS Licens II A.B. has not been approved by the Swedish regulator, an amount of 50 million Swedish Crowns (€5.5 million) will be reimbursed to Orange in accordance with the Settlement Agreement.

NOTE 14 – SUBSEQUENT EVENTS

In addition to events described elsewhere herein, the principal subsequent events occurring subsequent to the balance sheet date are the following:

Public tender offer and compulsory purchase of the outstanding shares of Wanadoo (see note 2)

The public tender offer was open for the period from July 12, 2004 through July 23, 2004 and was followed by the compulsory purchase of the outstanding shares, which occurred on July 26, 2004. 62,429,567 shares were acquired for aggregate consideration of approximately €553 million. As described in Avis No. 2004-2409, issued by Euronext Paris S.A. on July 9, 2004, the Wanadoo shares were de-listed from the Premier Marché of Euronext Paris on July 26, 2004.

Initial public offering of PagesJaunes

In accordance with the simplified mixed public tender and exchange offer (offre publique mixte) and the Note d’Opération, which received Visa No. 04-614 of the French stock exchange regulatory authority (AMF) on June 21, 2004, Wanadoo offered 88,000,000 existing ordinary shares (after exercise of the extension clause), representing 32.11% of the outstanding share capital of PagesJaunes. Upon exercise of the over-allotment option in full, the number of existing shares offered could increase to a maximum of 101,200,000 shares, representing 36.93% of the outstanding share capital of PagesJaunes. The initial offering price was €14.40 for institutional investors and €14.10 for individual investors. As a result of the offering, Wanadoo received €1.25 billion (before offering-related expenses and consideration of the over-allotment option) on July 13, 2004, the date on which the shares of PagesJaunes were delivered and the transaction was settled. The over-allotment option provided to the investment banks responsible for the offering is exercisable, in whole or in part, until August 6, 2004 and could result in additional proceeds of up to €200 million if exercised in full. The offer of new shares, concomitant to the offering and resulting in a capital increase reserved for employees, will amount to a maximum of 9,591,750 shares.

Equant	CVR

A payment related to the Equant CVRs amounting to €2,015 million was made on July 8, 2004 (see note 9).

Orange Denmark

On July 7, 2004, Orange entered into an agreement with TeliaSonera concerning the sale of the Orange’s activities in Denmark for an enterprise value of €600 million. The purchase price is subject to adjustment based on the number of subscribers at the date the transaction is consummated. Subject to the contractual clause related to the adjustment of purchase price and the evolution of the indebtedness of Orange A/S through the date of consummation, the transaction will result in cash proceeds to the Group of approximately €600 million. The purchase price will be paid upon consummation of the transaction, which should occur prior to October 31, 2004, subject to receipt of the necessary regulatory approvals.

TP Group

On June 25, 2004, TP Group issued bonds amounting to €300 million. The bonds bear interest at a fixed rate (4.625% per annum) and are due in 2011. The aggregate proceeds from the transaction were received on July 5, 2004.

European	Commission

On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure related to two matters. The first relates to the financial measures announced by the French State on December 4, 2002. On that date, the State announced in particular that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder loan, which never occurred. The second relates to the French business (taxe professionnelle) special tax regime resulting from France Telecom’s historical legal status, which was established by the law of July 2, 1990 and was applied from 1991 through 2002.

On July 20, 2004, the European Commission announced that it has decided to consider the financial measures and special tax regime were incompatible with the European Community Treaty. The Commission did not demand the repayment of any state aid with respect to the financial measures but did order the French State to seek reimbursement from France Telecom of the state aid it received with respect to the special tax regime. Although the precise amount of the reimbursement has yet to be defined at this stage, it was estimated by the Commission to be between €800 million and €1.1 billion plus interest.

At July 26, 2004, France Telecom has not received any formal communication from the European Commission with respect to its decision. Without prejudice to any new element that could be raised in the future, France Telecom believes that:

•	As it relates to the financial measures, the participation of the French State, in its capacity as the majority shareholder of France Telecom, in the Group’s action plan is consistent with that of an informed private investor in a market economy and does not constitute state aid. The expert advice requested by France Telecom and provided by independent advisors supports this position.

•	As it relates to the special tax regime, this regime did not constitute State aid. On the contrary, the special tax regime put in place in July 1990 resulted globally in a massive overpayment of taxes by France Telecom, amounting to more than €1.7 billion.

Furthermore, even if the special tax regime included State aid, the special tax regime would be covered by the grace period of 10 years established by community law. Finally, the European Commission’s announcement is contradictory to the principle of legal security (sécurité juridique), which was recently reaffirmed by European case law.

Consequently, once it has received formal communication of the European Commission’s decisions, France Telecom will develop and, as necessary, will finalize its means of defense. France Telecom will refer the case to the Court of First Instance of Luxembourg to have the European Commission’s decisions repealed. While a final decision of the Court is pending, France Telecom will take appropriate action against any recovery measure taken pursuant to the decision announced by the European Commission.

In addition, through a communication from the French Ministry of the Economy, Finance and Industry dated July 20, 2004, the French government confirmed that it was contesting the existence of any element of State Aid and that it was equally “determined to use all possible avenues of recourse to enforce their rights before the European courts.”

Considering the above, France Telecom believes that the ruling of the European Commission constitutes a potential liability in the context of Article 212-4 of the French Plan Comptable Général.

Kulczyk Holding

France Telecom and Kulczyk Holding reached an agreement (protocole d’accord) with respect to the early exercise of the put options of Tele Invest and Tele Invest II, in accordance with their shareholders’ agreement.

This agreement will represent, for France Telecom, a cost of less than €40 million, net of income taxes. In addition, Kulczyk Holding will benefit from any increase in the value of the TP SA shares in excess of 56 PLN through July 6, 2004 up to a maximum possible amount of €110 million. Because of the early exercise of the put options, France Telecom will be in position to re-finance its current commitments on terms and conditions that are more favorable than the current terms and conditions.

This agreement will enable the transfer of the legal ownership of 13.57% of the capital of TP SA, which is currently held by Tele Invest and Tele Invest II, to France Telecom. The consolidation of this investment and the related debt (approximately € 2.2 billion) are already reflected in the June 30, 2004 financial statements of France Telecom (in accordance with new accounting rules applicable beginning January 1, 2004 - see note 1).

Since October 31, 2001, the consortium created by France Telecom and Kulczyk Holding has controlled 47.5% of the capital of TP SA. Following the exercise of the put option, France Telecom will control this 47.5% of TP SA directly.

The agreement (protocole d’accord) anticipates that the parties will negotiate in good faith to reach a final agreement prior to September 8, 2004, subject to the agreement receiving the approval of the Polish stock market regulator and the banks that financed the purchase of shares of TP SA by Tele Invest and Tele Invest II.

In addition, Kulczyk Holding and France Telecom will enter into a strategic partnership agreement covering various business activities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 2nd, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information